[BLANK ROME LLP LETTERHEAD]





Phone: 215-569-5530
Fax:   215-832-5530
Email: stokes@blankrome.com


                                                            June 9, 2010


Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

                 Re:      Cornerstone Progressive Return Fund;
                          SEC File Number: 811-22066

Dear Mr. Rupert:

      On behalf of our client, Cornerstone Progressive Return Fund (the "Fund"), transmitted herewith is a copy of the Fund's definitive proxy statement (the "Proxy Statement"), which incorporates comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by telephone on May 27, 2010, for filing under the Securities Act of 1933 and the Investment Company Act of 1940.

      In connection with this response to the Staff's comments, the Fund, hereby states the following:

      (1) The Fund acknowledges that in connection with the comments made by the Staff regarding the Proxy Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

      (2) The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      (3) The Fund represents that it will not assert the Staff's review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

      Should you have any questions or comments regarding the above, please call me at (215) 569-5530 or Thomas R. Westle at (212) 885-5239.

                                                            Very truly yours,

                                                            /s/ Mary Stokes
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